Michael McTiernan
Charito A. Mittelman
August 26, 2005



                                           VIA FEDERAL EXPRESS
Michael McTiernan
Charito A. Mittelman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Registration Statement on Form SB-2
     File May 26, 2005
     Registration No. 333-125266


Dear Mr. McTiernan and Ms. Mittelman:

     This letter is in response to your letter dated August 7, 2005 conveying comments on the above-referenced registration statement. We are not filing Amendment No. 2 at this time because we continue to await final response from state securities regulators in approximately four states and from the NASD. Some of the responses contained in this letter represent that changes will be made in the prospectus disclosure in Amendment No. 2 to the Registration Statement. With respect to those responses, we acknowledge that the Commission may reserve final comment until Amendment No. 2 is filed.

     We have repeated your comments below followed by the supplemental response of the registrant.

General

  1. In response to previous comment 1, please revise the registration fee table and prospectus cover page to disclose the number of units being registered under the distribution reinvestment plan.

     We acknowledge your suggestion that the distribution reinvestment plan is a "different offering" and that the number of units offered under that plan should be categorized separate and discussed separately on the cover page. Please understand, however, that this is not the type of distribution reinvestment plan offered by REITS and commonly registered with your branch. This is not a continuous offering that continues after the primary offering is terminated.

     In reality, the distribution reinvestment plan in this registration is not a different offering. Although characterized as a "distribution reinvestment plan" at the insistence of state securities administrators so that it can be scrutinized for compliance with the NASAA Guidelines relating to such plans, it is in fact only a convenient manner of making additional investment in the primary offering after the purchaser has met the minimum investment requirement.

     Because this is a tax flow-through entity (unlike a REIT, which is a tax offset entity), it is extremely awkward, and requires revaluation and reallocation of capital accounts, to continue to offer units in a limited liability company or limited partnership after the initial offering period. Because this would require the application of considerable judgment, units are not offered through distribution reinvestment after the offering expires.

     The distributions during the initial offering period consist primarily of portfolio income on short-term investments and rental income for a short period of time. The amount of these distributions is small and the reinvestment is a very minor part of the capital raised by the company. For the most recently completed offering, AEI Income & Growth Fund 25 LLC, only $571,439 of the $42,539,763 raised was derived from cash that would have otherwise have been distributed.

     We believe that where the reinvestments are small and the ability to apply them to repurchase is a convenience offered to investors to allow them to compound earnings on the short-term investments, and where the use of these distributions to purchase units is restricted solely to the offering period, it would be more confusing than helpful to investors to separately describe the reinvestments as a "plan" prominently on the cover.

  2. We note your response to previous comment 3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and determining the availability of any exemption under Rule 13e-4 and regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters

     On behalf of the registrant, we acknowledge your response and the registrant's responsibility for compliance with Rule
     13E-4 and regulation 14E.

  3. We note your response to comment 10. Please relocate the "Who May Invest" section to immediately after the cover page. Refer to Item 2 of Guide 5.

     In response to your comment, the "Who May Invest' section of the prospectus will be moved in amendment No. 2 to the Registration Statement to immediately follow the cover page
     (prior to the current table of contents).

  4. We note your response to comment 6. We may have additional comments once we have received and reviewed copies of the referenced reports.

     Please accept our apologies for omitting these materials from prior correspondence. The supportive materials were submitted by letter of the undersigned dated as of August
     10, 2005.

  Estimated Use of Proceeds, page 13

  5. The amount of expenses disclosed in the table appear to be inconsistent with the amount disclosed in the compensation table on page 27. Please revise to confirm.


     We acknowledge your comment and believe that the disclosure in the use of proceeds table may have become confusing when footnote disclosure was deleted to render the table consistent with the plain English rules. Please know that the compensation table on page 27 of the prospectus discloses compensation to broker-dealers participating in the selling group as dealers, through AEI Securities Inc. as dealer-manager, totaling 10.5% of offering proceeds, but that only 10% of such compensation is fixed: the .5% of proceeds due diligence expense reimbursement is "accountable" and is paid only upon invoice from a broker dealer. It is therefore included in "other offering expenses" rather than in selling commission and nonaccountable expense reimbursements on page 13.

     In response to your comment, the prospectus will be revised in Amendment No. 2 to the Registration Statement to add a paragraph immediately following the use of proceeds table on page 13 that reads as follows:

            "Other offering expenses shown in the table above include an accountable expense reimbursement to participating dealers of up to .5% of offering proceeds, federal and state registration fees, accountant's fees and fees of counsel, printing costs, and personnel costs of the managing member for coordinating the admission of members, the processing of subscriptions, and other investor relations matters. Other offering costs also includes, to the extent that total other offering costs is less than 5% of offering proceeds, an organizational fee to the managing member equal to 1.5% of offering proceeds."

  Financial Statements

  6. Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B

     Your comment is acknowledged and the registrant will continue to monitor the effectiveness of the registration statement and the requirement to update financial information.

  7. Financial Statement Presentation, page 50.

       We have reviewed your response to comment 18. Since the scope of EITF 04-5 is limited to entities that are not variable interest entities under FIN 46(R), please further expand your response to clarify your consideration of FIN 46(R). Please also consider disclosing the basis of your consolidation policy and the early adoption of EITF 04-5 within your financial statements.

       We acknowledge your comment and appreciate the ability to speak with Mr. Flinn regarding this comment. Please note that we do not believe the accounting literature related to variable interest entities is in any way inconsistent with SOP 78-9 and the accounting treatment afforded investments by AEI Fund Management XXI, Inc. as managing partner or managing member of real estate programs. Please know that each of the real estate programs listed under the caption "Organization" in footnote 1 to the financial statements of AEI Fund Management XXI, Inc. was a publicly offered real estate program with a structure substantially identical to AEI Income & Growth Fund 26 LLC. Each program raised cash through a public offering of units of limited partnership, or limited liability company interest and invested that cash, without leverage, in commercial real estate triple net leased by recognized tenants in the restaurant or retail industry at the time of purchase under long-term leases. None of the programs employed any leverage and the general partner/managing member guaranteed none of the obligations of the programs. Each of the programs has a partnership or operating agreement that provides the equity holders with democracy rights (the right to vote) substantially similar to those provided shareholders in a corporation. Limited partners or limited members have the right, by majority vote, among other things, (1) to amend the partnership or operating agreement; (2) to remove the managing partner or managing member and to elect a new managing member or managing partner; (3) to approve or disapprove a sale of substantially all of the assets of the program; and (4) to dissolve the program.

       We do not believe that any of these investment programs is a variable interest entity. We believe that it is indisputable that the total equity investment at risk in these programs far exceeds the expected losses from the entity and is ample to permit the entities to finance their operations. In fact, these entities do not incur substantial operating expenses and uniformly generate rental income that far exceeds any operating expense, even absent borrowings. The 15 public programs that these entities and their affiliates have sponsored have generated net distributions in virtually every quarter of operations from rental income (or portfolio income in early stages). Bank financing for the millions of dollars of unencumbered commercial properties owned by the programs is always available, but never used.
       Indeed, the balance sheets of these entities are cleaner and include proportionately more unencumbered and readily financeable assets than what we suggest most of the corporate entities that file with the Commission possess. All of the investments by all of the equity investors are for cash: neither the managing member or partner, nor any limited member or partner, contributes fees or services, or interests in another entity, for its equity investment. None of the investments in the entity are financed by the entities or by AEI Fund Management XXI, Inc. Further, as outlined above, the investors have (1) substantial voting rights, (2) have placed at risk their entire investment in the entity with no guarantee or surety of return of investment, and (3) have the right to receive residual returns on their investment (there is no cap on the residual return of either the limited, or the managing, member or partners in these entities).

       Please know that AEI Fund Management XXI, Inc. did not early adopt EITF 2004-5. AEI Fund Management XXI, Inc. has accounted for these investments on the equity method, and each of the affiliates that have sponsored public programs since 1984 have accounted for these investments on the equity method, since 1984. The managing member believes this accounting is, and always has been, the method required under SOP 78-9. The managing member also believes that EITF 2004-5 is simply supportive of this conclusion. Indeed, the managing members believe the discussion of kick-out rights in EITF 2004-5 is wholly consistent with the discussion of voting privileges in paragraph 5(b) of FIN 46(R). Finally, as discussed with Mr. Flinn, the managing members believe that the basis of the consolidation is presented as required--the footnote relating to financial statement presentation indicates that the company accounts for the investments on the equity method. The managing member does not believe that a discussion of the individual attributes of the underlying programs to support a conclusion that these are not variable interest entities, or entities that possess "kickout rights," would be helpful to the reader and instead respectfully suggest that they would be confusing.

  Sales Literature

  Broker Fact Sheet

  8. Since the Fund will not be listed and is not a REIT, the returns of the NAREIT Index are not an appropriate indicator of performance or volatility. In addition, NAREIT Index returns are not an appropriate proxy for "real estate investments" generally. Accordingly, please remove reference to NAREIT returns.

      In response to your comment, we are enclosing a revised "broker fact sheet" that has eliminated references to the NAREIT Index. Instead, the fact sheet references statistics from National Counsel of Real Estate Investment Fiduciaries. Because this index references actual real estate investments, most of which are illiquid, held by real estate fiduciaries, the managing members believes this is an appropriate indicator of volatility in investments in real estate generally. A copy of the supportive data for such statistics is submitted supplementally.

  Tombstone Advertisement

  9. Please advise us how the various headlines and the legend comply with the requirements of Rule 134 of the Securities
      Act.

      The managing member has determined not to use the tombstone advertisements and hereby withdraws them as submitted materials

  Public Fund Composite Historical Distribution Summary

  10. Please provide us the data underlying the chart for each of the funds, including information on the source of distributions. In addition, please advise us whether the information in the graph is derived from information included in the prior performance tables in the prospectus. In addition, please include balancing summary risk factor disclosure.

      Please know that the distribution summary is a composite summary of total annual distributions from all public real estate programs sponsored by the managing member and its affiliates (15 total), excepting distributions that constitute a return of capital or that constitute final liquidating distributions upon final sale of properties. As such, the table is not derived from, nor can it be specifically generated from, the prior performance tables included in the prospectus. We are including as supplemental information, the data that underlies the tables.

      In response to your comment, we are proposing to add the following risk disclosure to the chart:

          "The distribution summary does not represent distributions that can be expected from any individual program or from the program for which units are currently being offered. Further, the foregoing chart does not represent overall return from any individual real estate program or from the composite programs as a whole because it does not reflect the experience of any of the programs of returning an investor's capital upon final sale of properties: some of the programs sponsored by AEI Fund Management, Inc. have returned more than an investor' original contribution to capital, while others have returned less. The overall return in any individual fund is subject to a number risks, including the following:

             each program will invest in fewer properties and will not benefit from the diversification of properties depicted by the composite chart;

             the composite chart does not account for return of capital upon final sale of properties and an investor may receive less than his or her initial investment on such sale;

             each program will be subject to the risks of investment in real estate generally and to the real estate and interest rate environment at the time that investments, and sales of real estate, are made;

             the rate of distribution of an individual program may be much more volatile because of default by tenants of rental obligations under leases, and difficulty in re-leasing or selling vacant properties.

          These and other risks are discussed in more detail under the caption "Risk Factors" of the prospectus through which units are offered."

       We acknowledge, and have confirmed with our client, that a request for acceleration constitutes a confirmation of the responsibilities of the managing member under the Securities Act and the Exchange Act. The managing member is not requesting acceleration at this time and will provide the requisite notice of acceleration consistent with the requirements of Rules 460 and 461 under the Securities Act. If and when the Commission has confirmed that it has no further comment, any acceleration request will be made consistent with your comment letter.

       Please contact the undersigned at 612-340-8706 if you have any questions regarding this filing.

                                     Very truly yours



                                     Thomas Martin